As filed with the Securities and Exchange Commission on June 20, 2000


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

           / x /   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

           /   / TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _________ to _________

                          Commission File No. 333-39249

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                        Pioneer Natural Resources Company
                          5205 North O'Connor Boulevard
                            1400 Williams Square West
                               Irving, Texas 75039

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                 Financial Statements and Supplemental Schedule

    As of December 31, 1999 and 1998 and for the year ended December 31, 1999

                       With Report of Independent Auditors

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                      AS OF DECEMBER 31, 1999 AND 1998 AND
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                Table of Contents



                                                                        Page



Report of Independent Auditors........................................    4

Statements of Net Assets Available for Benefits as of December
  31, 1999 and 1998...................................................    5

Statement of Changes in Net Assets Available for Benefits for
  the year ended December 31, 1999....................................    6

Notes to Financial Statements.........................................    7

Schedule H; Line 4i - Schedule of Assets Held for Investment
  Purposes at End of Year as of December 31, 1999.....................   12

Signatures............................................................   13

Index to Exhibits.....................................................   14

                         Report of Independent Auditors

To the Participants and the Plan Administrator of Pioneer Natural Resources USA, Inc.
401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                          Ernst & Young LLP

Fort Worth, Texas
June 20, 2000

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                 Statements of Net Assets Available for Benefits

                                                            December 31,
                                                      -------------------------
                                                         1999          1998
                                                      -----------   -----------

Investments at fair value:
   Vanguard Prime Money Market Fund................   $13,079,816   $ 9,022,294
   Vanguard - ST Corporate Fund....................     3,468,610     5,014,181
   Vanguard 500 Index Fund.........................     8,798,844     6,061,044
   Vanguard Primecap Fund..........................    17,456,153     7,667,874
   Vanguard Windsor II Fund........................     6,327,893     8,482,733
   Vanguard International Growth Fund..............       773,868       503,275
   Sarofim Equity Fund.............................    19,943,740    35,779,402
   Pioneer Natural Resources Stock Fund ...........     2,191,408     1,148,565
                                                       ----------    ----------
                                                       72,040,332    73,679,368
Investments at Contract Value:
   Pioneer Natural Resources Stable Value Fund.....           -       2,276,593
Participants' loans................................     1,359,021     1,657,912
                                                       ----------    ----------
   Net assets available for benefits...............   $73,399,353   $77,613,873
                                                       ==========    ==========







                 See accompanying notes to financial statements.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 1999



Additions to net assets attributed to:
   Interest and dividend income...........................    $  3,077,977
   Employee contributions.................................       2,779,130
   Rollovers..............................................         381,697
   Net appreciation in fair value of investments..........       4,187,162
                                                               -----------
     Total additions......................................      10,425,966
                                                               -----------
Deductions from net assets attributed to:
   Distributions to participants..........................      14,506,072
   Fees...................................................         134,414
                                                               -----------
     Total deductions.....................................      14,640,486
                                                               -----------
Net decrease..............................................      (4,214,520)

Net assets available for benefits:
   Beginning of year......................................      77,613,873
                                                               -----------
   End of year............................................    $ 73,399,353
                                                               ===========







                 See accompanying notes to financial statements.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


Note 1.     Description of Plan

       The following brief description of the Pioneer Natural Resources USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan, a copy of which is available to each participant from the Pioneer Natural Resources USA, Inc. 401(k) Plan Committee (the "Plan Administrator"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       General

       The Plan is a defined contribution plan established under the Internal Revenue Code (the "Code") Section 401 on January 1, 1990 covering all employees of Pioneer Natural Resources USA, Inc. (the "Employer"), a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company"). Regular full-time employees and part-time employees are eligible to participate on the first day of the month following their date of hire.

       Contributions

       Participants may contribute an amount of not less than two percent nor more than 12 percent of their annual salary. An Employer match is contributed in cash to the Pioneer Natural Resources USA, Inc. Matching Plan ("Matching Plan") at an amount equal to 200 percent of the first five percent of basic compensation contributed by a participant to the Plan.

       Participant Accounts

       Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. Plan earnings are allocated to each participant's account by fund in proportion to their fund balance relative to the total fund balance.

       Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, or 50 percent of their account's vested balances, whichever amount is less. The loans are secured by the balance in the participant's account. Participant loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. Loan principal and interest is paid ratably through payroll deductions.

       Investment Options

       Participants  were  able  to  allocate  their   contributions  among  the
following investment options during the Plan year ended December 31, 1999:

       o Vanguard Prime Money Market Fund - Seeks to provide high income and a stable share price of $1 by investing in short-term, high quality money market instruments issued by financial institutions, non- financial corporations, the United States government and United States federal agencies.

       o Vanguard - ST Corporate Fund - Seeks to provide a high level of current income by investing in short- term, investment-grade corporate bonds with average maturities of two to three years.

       o Vanguard 500 Index Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of United States stock market performance.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


Note 1.     Description of Plan (continued)

       o Vanguard Primecap Fund - Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams.

       o Vanguard Windsor II Fund - Seeks to provide long-term growth of capital and a reasonable level of income from dividends by investing in a diversified group of undervalued or out-of-favor stocks of large capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

       o Vanguard International Growth Fund - Seeks to provide long-term growth of capital by investing in stocks of companies based outside the United States. Stocks are selected from more than 15 countries.

       o Sarofim Equity Fund - Seeks to provide high growth of capital by investing in a broadly diversified portfolio of large companies. Income is a secondary goal.

       o Pioneer Natural Resources Stable Value Fund - Seeks to provide a high level of income and a stable unit value of $1 in most cases.

       o Pioneer Natural Resources Stock Fund - The Pioneer Natural Resources Stock Fund is designed to provide long-term growth of capital through increases in the value of the common stock of the Company. Dividends, if any, are reinvested to purchase more shares.

       Effective January 1, 2000, the Plan has made available to participants the following two new fund investment options:

       o Vanguard Total Bond Market Index Fund - Seeks to generate a high level of interest income by investing in high-credit quality, corporate and treasury securities.

       o         Vanguard Asset Allocation Fund - Seeks to maximize total return
                 by  investing  in  common   stocks,   bonds  and  money  market
                 instruments.

       Vesting

       As is described in more detail in "Contributions" above, participants' contributions and Plan earnings are maintained in the Plan. Employer contributions are maintained in the Matching Plan, together with the earnings of the Matching Plan.

       Participants are immediately vested in their voluntary contributions currently being made into the Plan, plus the actual Plan earnings thereon. Certain participant account balances that were merged into the Plan from predecessor plans retained the vesting schedules provided for in the predecessor plans' documents. During 1999, the Plan was amended to fully vest participant account balances credited from the predecessor Parker & Parsley Retirement Savings Plan and the Mesa Profit Sharing Plan. Vesting in the Matching Plan is based upon years of continuous service. A participant is fully vested in the Matching Plan after four years of service.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


Note 1.     Description of Plan (continued)

       Payments of Benefits

       If the total value of the vested portion of the participant's account is $5,000 or less, payment will be made in one lump sum as soon as administratively possible. If the total value of the vested portion of the participant's account exceeds $5,000, payment will occur at age 70-1/2 unless the participant terminates, retires or becomes disabled prior to age 70-1/2 and consents to an earlier distribution date by filing a written request to the Plan Administrator within 90 days prior to the date the participant wishes to receive a distribution. Except for participant accounts that have a total vested value of $5,000 or less, distributions to terminated, retired or disabled participants will be annuities, but may be installments or lump sum payments if so directed by the participant. A participant's beneficiary will receive the participant's account balance in the event of a participant's death.

       Withdrawal of Benefits

       Employees may withdraw their vested assets in the Plan under certain hardship conditions as defined in the Plan agreement. Terminated participants may also withdraw their vested assets in the Plan.

       Plan Termination

       Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become fully vested in their accounts.

Note 2.     Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared on the accrual basis of accounting.

       Investment Valuation

       Investments are valued at fair value as determined by Vanguard Fiduciary Trust Company (the "Trustee"). Fair value is determined as follows:

       1) Investments in securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year;

       2) Investments in money market funds are valued at cost, which approximates fair value,

       3)      Investments in guaranteed  investment  contracts with   insurance
               companies are valued at contract value, which approximates fair value (see Note 3 below); and,

       4) Participant loans receivable are valued at their unpaid principal balance, which approximates fair value.

       5) Investments in the Vanguard Prime Money Market Fund are valued at cost, which approximates fair value.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


Note 2.     Summary of Significant Accounting Policies (continued)

       Security Transactions and Investment Income

       Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

Note 3.     Investments

       The Pioneer Natural Resources Stable Value Fund was comprised of investment contracts issued by insurance companies as well as a money market account that was used as a holding account as the contracts matured. Each contract earned a guaranteed annual interest rate for a specific period of time and earned interest as credited by the insurer. During 1999, the Pioneer Natural Resources Stable Value Fund was liquidated upon the maturity of its investment which provided a 1999 guaranteed annual rate of 7.7 percent and an average annual credited yield of 6.9 percent. During 1998, the guaranteed annual rates on investment contracts issued by insurance companies ranged from 5.9 percent to
7.7 percent and the average annual credit yields ranged from 5.9 percent to 7.4 percent. As of December 31, 1998, the contracts are stated at contract value which approximates fair value.

       During 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

          Pioneer Natural Resources Stock Fund...........    $   46,324
          Registered Investment Companies................     4,140,838
                                                              ---------
                                                             $4,187,162
                                                              =========
Note 4.     Administrative Expenses

       Administrative expenses paid by the Plan were $134,414 during the year ended December 31, 1999. The Employer may pay certain expenses incurred in the establishment and administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's earnings or account forfeitures. In addition to administrative expenses paid by the Plan, Plan administrative expenses of $111,595 and $23,295 were paid from account forfeitures and the Employer, respectively, during 1999. Account forfeiture balances in the Plan were $115,052 and $207,899 as of December 31, 1999 and 1998, respectively.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


Note 5.     Tax Status of the Plan

       The Plan received a determination letter from the Internal Revenue Service dated January 14, 1999, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6.     Related Party Transactions

       Certain Plan investments are shares of registered investment companies managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Note 7.     Reconciliation of Financial Statements to Forms 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                           December 31,
                                                     -------------------------
                                                        1999          1998
                                                     -----------   -----------
Net assets available for benefits per the
   accompanying financial statements...............  $73,399,353   $77,613,873
Amounts allocated to withdrawing participants......          -         (84,710)
                                                      ----------    ----------
Net assets available for benefits per the
   Form 5500.......................................  $73,399,353   $77,529,163
                                                      ==========    ==========

   The following is a reconciliation of distributions to participants during the year ended December 31, 1999, per the financial statements to the Plan's Form 5500:

Distributions to participants per the
   accompanying financial statements...............  $14,506,072
Less: Amounts allocated to withdrawing
   participants at beginning of year...............      (84,710)
                                                      ----------
Distributions to participants per the Form 5500....  $14,421,362
                                                      ==========

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                  Schedule H; Line 4i - Schedule of Assets Held
                     for Investment Purposes at End of Year
                                 EIN: 75-2516853
                                Plan Number: 001

                             As of December 31, 1999

                                                            (c)
                                                       Description of
                         (b)                        investment including
                 Identity of issuer,               maturity date, rate of                 (e)
                  borrower, lessor,               interest, collateral, par             Current
 (a)              or similar party                    or maturity value                  Value
-----    --------------------------------    -------------------------------------    -----------

  *      Vanguard Fiduciary Trust Company     Vanguard Prime Money Market Fund -
                                                13,079,816 shares                     $13,079,816
  *      Vanguard Fiduciary Trust Company     Vanguard - ST Corporate Fund -
                                                329,403 shares                          3,468,610
  *      Vanguard Fiduciary Trust Company     Vanguard 500 Index Fund -
                                                65,018 shares                           8,798,844
  *      Vanguard Fiduciary Trust Company     Vanguard Primecap Fund -
                                                281,233 shares                         17,456,153
  *      Vanguard Fiduciary Trust Company     Vanguard Windsor II Fund -
                                                253,420 shares                          6,327,893
  *      Vanguard Fiduciary Trust Company     Vanguard International Growth
                                                Fund - 34,409 shares                      773,868
         Fayez Sarofim & Co.                  Sarofim Equity Fund - 383,977 shares     19,943,740
  *      Pioneer Natural Resources Company    Pioneer Natural Resources Stock Fund -
                                                678,454 units                           2,191,408
  *                                           Participants' loans                       1,359,021
                                                                                       ----------
                                                                                      $73,399,353
                                                                                       ==========
---------------------------
*Party in-interest

Note: Column D is not applicable.

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                               S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.

                                PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                                By:    Pioneer Natural Resources USA, Inc.
                                       401(k) Plan Committee

Date:    June 20, 2000          By:     /s/ Larry N. Paulsen
                                       --------------------------------------
                                       Larry N. Paulsen
                                       Chairman

Date:    June 20, 2000          By:     /s/ Rich Dealy
                                       --------------------------------------
                                       Rich Dealy

Date:    June 20, 2000          By:     /s/ John V. Peters
                                       --------------------------------------
                                       John V. Peters

Date:    June 20, 2000          By:     /s/ Kevin Schepel
                                       --------------------------------------
                                       Kevin Schepel

Date:    June 20, 2000          By:     /s/ David W. Simpson
                                       --------------------------------------
                                       David W. Simpson

                                INDEX TO EXHIBITS

Exhibit
Number               Description                                       Page
-------              -----------                                      ------

  23.1               Consent of Ernst & Young LLP

                                                                   EXHIBIT 23.1


                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-39249) pertaining to the Pioneer Natural Resources USA, Inc. 401(k) Plan of our report dated May 8, 2000, with respect to the financial statements and schedule of the Pioneer Natural Resources USA, Inc. 401(k) Plan included in this Annual Report on Form 11-K as of December 31, 1999 and 1998 and for the year ended December 31, 1999.

                                             Ernst & Young LLP

Fort Worth, Texas
June 20, 2000